September 5, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Matthew Crispino, Staff Attorney
Jay Ingram, Staff Attorney
Mark Shannon, Staff Accountant

Re:	Marchex, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
Form 8-K Filed May 6, 2008
File No. 000-50658

Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 31, 2008, relating to the above referenced filings.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Marchex’s response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data

Consolidated Balance Sheet Date, page 37

1. We note from your disclosures on page 90 that you have declared quarterly cash dividends since November 2006. Please tell us how your Selected Financial Data complies with Instruction 2 to Item 301 of Regulation S-K with respect to these dividends.

Marchex appreciates the Staff’s comment and undertakes in future filings of annual reports to include disclosure of declared quarterly cash dividends in the selected financial data table as required by Instruction 2 to Item 301 of Regulation S-K. While Marchex acknowledges that the selected financial data table did not include cash dividends declared per common share as required by Instruction 2 to Item 301 of Regulation S-K, Marchex respectfully submits to the Staff that information with respect to quarterly cash dividends declared per common share during 2006 and 2007 was included in various other parts of Marchex’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), including, but not limited to, on pages 34, 60 and 90.

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September 5, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 50

2. Your revenues appear to be significantly impacted by the total number of click-throughs to your advertisers, average revenue per advertiser, and the total number of advertisers and distributors using your platforms. Please tell us what consideration you gave to disclosing the number of click-throughs, average revenue per advertisers, and number of advertisers and distributors using your platforms as key indicators of your financial condition and operating performance pursuant to Section III.B.1 of SEC Release 33-8350.

Marchex appreciates the Staff’s comment and undertakes to provide such additional disclosure, as appropriate, in future filings of periodic reports on forms 10-K and 10-Q of those areas that have quantitative and qualitative significance in order to enhance the understanding of how these metrics contribute meaningfully to our business. We intend on disclosing in our future filings percentage increases or decreases in the number of revenue generating events, such as revenue generating events to advertisers, and changes in the number of advertisers and distribution partners using our platforms, to the extent these metrics materially impact revenue.

Because of the nature of our revenue sources and the complexities of a bidded marketplace we do not have the quantifiable information available to provide certain financial and non-financial statistics and information such as direct dollar increases in revenues specifically associated with increases in the number of advertisers using our platforms and the total number of distribution partners and the average revenue per advertiser. While we do identify these qualitative indicators/drivers which contribute to our changes in revenues, we are not able to quantify with sufficient detail the actual change with respect to each indicator/driver provided during each period. For this reason, we use the phrase “We believe…” on page 50 of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Form 10-K when describing the factors that have given rise to changes in our revenues. We do believe the qualitative discussion provides meaningful analysis to investors in assessing the nature and causes of change in our revenues.

3. In the discussion of your revenues, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you state revenues increase in fiscal 2007 due to an increase in the number of accounts on your platform, more distribution partners, more click-throughs on advertiser listings on your proprietary websites, and an increase in average revenue per advertiser but you give no indication of the relative impact of each factor. We also note you attribute a portion of the fiscal 2007 revenue increase to your acquisition of VoiceStar in September 2007, but your disclosures provide minimal indication as to the relative impact of this acquisition. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D. of SEC Release 33-6835.

Marchex respectfully requests that the Staff refers to Marchex’s response to Question #2 for further information on why Marchex has not provided the relative impact of each indicator/driver related to the revenue increase. Additionally, Marchex respectfully advises the Staff that because of the complexities in a bidded marketplace we do not have the quantifiable information with sufficient detail available to provide the extent to which such increases are attributable to increases in prices or to increases in the volume of services being sold or to the introduction of new services.

Securities and Exchange Commission

September 5, 2008

With respect to the Staff’s question relative to the impact of the VoiceStar acquisition, Marchex advises the Staff that direct revenue from the VoiceStar business from the date of acquisition through December 31, 2007 was only $1.1 million. Marchex did not provide expanded or quantitative information with respect thereto as Marchex determined that such contribution was not considered significant. In future filings, Marchex will specify that the VoiceStar acquisition was not material to our financial results for the year ended December 31, 2007 in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Service Costs, page 52

4. We note your disclosure that your proprietary traffic sources have a lower service cost than your other revenue sources because they are not subject to distribution partner payments. We further note you disclose service cost as a percentage of revenue on a consolidated basis, but on page 50, you disclose revenue disaggregated by traffic source. Please tell us what consideration you gave to disclosing gross margin by traffic source. See Section III.B. of SEC Release 33-8350.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex does not provide the amount of service costs or gross margin by traffic source because the revenues originating from both “proprietary traffic sources” and “partner and other revenue sources” are derived from the same set of services. For example, a keyword or call-related revenue generating event can be delivered either from Marchex’s own network or from a partner website. Revenue is presented disaggregated by traffic source as a quantitative measure to facilitate period to period revenue change explanations. Additionally, service costs include costs other than payments to distribution partners and Web-site amortization that are not separable by traffic source. Specifically, we incur costs that cannot be directly attributable to one traffic source or another such as costs for network operations, telecommunication, co-location facilities, personnel and contractors related to revenue generating services, royalties, amortization of intangible assets, customer service, system maintenance, credit card processing and software license fees Because of this, a calculation of gross margin by traffic source would be based on an arbitrary allocation of certain costs. On page 52 of our MD&A in our Form 10-K, Marchex also provides further information relating to changes in payments to distribution partners, which is one component of service costs to aid in period to period comparison. In this regard, we do not believe disclosing gross margin by traffic source would provide an improved understanding of Marchex’s financial results.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 69

5. We note you have Class A and Class B common stock outstanding. Please tell us what consideration you gave to utilizing the two-class method for computing basic and fully diluted earnings per share pursuant to EITF 03-6.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that except for voting rights, Marchex’s shares of Class A and Class B common stock are identical. Class A common stock is entitled to twenty-five votes per share and Class B common stock is entitled to one vote per

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September 5, 2008

share. Each share of Class A common stock is convertible at the holder’s option into one share of Class B common stock. All outstanding shares of Marchex’s Class A common stock are held by four individuals, each of whom is a founding executive officer. According to the terms of Marchex’s charter, if and when dividends are declared on the common stock in accordance with Delaware General Corporation Law, equivalent dividends shall be and have been paid with respect to the shares of Class A common stock and Class B common stock. Class A common stock and Class B common stock have identical dividend rights and would share equally in the net assets of Marchex in the event of liquidation.

Marchex does not have outstanding dilutive potential Class A common shares and presently does not have plans to issue such instruments in the future. Under the two-class method for computing basic and fully diluted earnings per share pursuant to EITF 03-6, Marchex’s basic and dilutive earnings per share (EPS) for its Class A common stock would be the same and equal to the basic EPS for its Class B common stock for all periods presented in our Form 10-K. Marchex believes that disclosure of Class A EPS amounts pursuant to the two-class method does not provide incremental relevant information to our third-party shareholders due to the legal parameters surrounding the participation of the two classes of our common stock and the fact that our founding executive officers are the sole owners of our Class A common shares. However, in response to the Staff’s comment, we will present EPS data for our Class A common stock and Class B common stock on the face of our income statement and will disclose in the notes to our Consolidated Financial Statements the computation of EPS for each class of common stock pursuant to paragraph 40 of SFAS 128 in future periodic filings with the SEC.

6. You disclose on page 2 and various other places throughout the filing that you provide products and services. Tell us how you have complied with Rule 5-03.b. of Regulation S-X with respect to stating separately product and service revenues and related costs in your consolidated statements of operations.

Marchex respectfully submits to the Staff that its revenues are solely from sales of its services as Marchex does not sell any tangible products. Accordingly, Marchex has not delineated further disclosures pursuant to Rule 5-03.b.

Marchex respectfully acknowledges that there are references to Marchex’s offering of a suite of technology-based products and services in the Form 10-K which are included predominantly in Item 1 (Business) and Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations). These references refer to the way Marchex has always marketed its services in this complex marketplace of providing diverse services to advertisers, although no tangible products have ever been sold.

Note 1. Description of Business and Summary of Significant Accounting Policies and Practices

(i) Revenue Recognition, page 75

7. We note your disclosure that you apply EITF 00-21 to revenue arrangements with multiple deliverables. Please describe to us your typical multiple deliverable revenue arrangement. As part of your response, please explain to us how you establish objective and reliable evidence of fair value for each element. In this regard where you have different revenue recognition policies for different types of revenue transactions, the policy for each material type of transaction should be disclosed pursuant to SAB Topic 13.B. For example your accounting policy for transactions which have multiple units of accounting, such as a product and service, should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Tell us how you have complied with disclosure required by the aforementioned SAB.

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September 5, 2008

Marchex respectfully submits to the Staff that its revenue arrangements with multiple deliverables subject to the provisions of EITF 00-21 represented less than 3% of our consolidated revenues for each of the three years ended December 31, 2007 and were not material to our financial results for any of the years in the three-year period ended December 31, 2007. The deliverables for our multiple element revenue arrangements are provided on a stand-alone basis thereby providing evidence of fair value for each element. Additionally, the revenue recognition policies for each of the units of accounting included in our multiple deliverable revenue arrangements are disclosed in Note 1(i) in the Notes to Consolidated Financial Statements in our Form 10-K. We included the disclosure regarding the application of EITF 00-21 to revenue arrangements with multiple deliverables in our Form 10-K as we may enter into additional bundled revenue arrangements going forward that may be material to our future financial results.

In response to the Staff’s comment and to provide further clarification we have enhanced our EITF 00-21 revenue recognition disclosure in the critical accounting policy section of the MD&A in our Form 10-Q for the quarter ended June 30, 2008 as follows:

“We apply EITF Issue No. 00-21, (EITF 00-21) Accounting for Revenue Arrangements with Multiple Deliverables, to account for revenue arrangements with multiple deliverables. EITF No. 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. When an arrangement involves multiple elements, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.”

Marchex undertakes in future filings of periodic reports to enhance its EITF 00-21 revenue recognition disclosure in accordance with the above updates and as circumstances change.

(j) Service Costs, page 77

8. You disclose that you expense fixed payments for agreements that contain minimum guaranteed amounts of usage delivered over the greater of: a) pro-rata over the term the fixed payment covers; or b) usage delivered to date divided by the guaranteed minimum amount of usage delivered. Please explain to us how you determined this was a proper method of expense recognition. Refer to the authoritative accounting literature supporting your accounting.

Marchex respectfully advises the Staff that the arrangements with fixed payments based on a guaranteed minimum amount of usage delivered represented less than 2% of our consolidated service costs for each of the three years ended December 31, 2007 and were not material to our financial results for each of the three years ended December 31, 2007. Certain of our agreements obligate us to make guaranteed minimum revenue share payments to vendors based on their achieving defined performance terms such as number of page views. We recognize expenses for costs under these arrangements with minimum guaranteed amounts as the greater of the pro-rata amount of the minimum guarantee over the term of the arrangement or the actual usage delivered to date based on the contractual revenue share. We believe this policy results in expense recognition as the services are provided by the vendor.

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September 5, 2008

In response to the Staff’s comment, Marchex will undertake in future filings of periodic reports to clarify its disclosure regarding arrangements with fixed payments based on a guaranteed minimum amount of usage and will provide the following disclosure:

“Agreements with fixed payments with minimum guaranteed amounts of usage are expensed as the greater of the pro-rata amount over the term of arrangement or the actual usage delivered to date based on the contractual revenue share.”

Note 15. Intangible Assets from Acquisitions, page 104

9. We note your classification of “advertiser customer base” and “distribution partner base” as identifiable intangible assets. Please explain your basis for determining that such assets meet the criteria for recognition apart from goodwill. See paragraphs 39 and B165 of SFAS 141.

Marchex respectfully advises the Staff that it recognized “advertiser customer base” and “distribution partner base” as assets apart from goodwill since Marchex acquired specific identifiable relationships with both customers and distribution partners, which are listed as examples in paragraph A14 of SFAS 141. These relationships are identified as criteria for recognition as an asset apart from goodwill in paragraph 39 of SFAS 141. Marchex acknowledges that the use of the terms “advertiser customer base” and “distribution partner base” conflict with the criteria for recognition apart from goodwill in accordance with paragraph B165 of SFAS 141. Therefore, Marchex has used the following updated terms in its most recent Form 10-Q: “advertiser relationships” and “distribution partner relationships”. Marchex further undertakes in future filings of periodic reports to use the updated terms “advertiser relationships” and “distribution partner relationships” in response to the Staff’s comment.

Note 16. Goodwill, page 104

10. We note you adjusted the purchase price of Name Development in the current fiscal year, which was approximately two years after the purchase date. Please tell us how you considered paragraph 40 and 41 of SFAS 141 with respect to this adjustment.

In connection with the closing of the Name Development acquisition in February 2005, a certain portion of the purchase consideration was placed in escrow to secure indemnification obligations for a period of 18 months from the closing date (“escrow period”). At such time, Marchex believed that these contingent consideration amounts would be paid to Name Development beyond a reasonable doubt and the escrow amounts were included as part of the purchase price consideration in accordance with SFAS 141, paragraphs 25 and 26.

The subsequent discovery of certain unforeseen claims arising from unrelated third-parties within the escrow period regarding intangible assets acquired as part of the acquisition resulted in a portion of the purchase consideration being remitted back to Marchex from Name Development during 2007 in satisfaction of intangible asset indemnification obligations. Following the guidance of paragraphs 26 and 27 of SFAS 141, the purchase price was adjusted in 2007 to reflect such settlement of indemnification obligations.

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September 5, 2008

Exhibit Index

11. We note that you submitted a confidential treatment request related to Exhibit 10.23 on November 9, 2007. However, the exhibit index to the Form 10-K does not indicate that portions of this exhibit have been omitted pursuant to a request for confidential treatment, as required by Item II.D.5 of Staff Legal Bulletin No. 1. We note also that your Form 10-K does not appear to provide a materially complete description of the agreement or a discussion of its overall impact on your operations. Please advise.

In response to the Staff’s comment, Marchex provided a restated and updated exhibit list in its most recent Form 10-Q.

Marchex previously filed the following Form 8-K’s with respect to the following two agreements under Item 1.01 (Entry into a Material Definitive Agreement):

(1) Form 8-K filed on August 9, 2007 with respect to the YAHOO! Publisher Network Agreement # 1-8196149, effective July 1, 2007, by and between Overture Services, Inc. d/b/a YAHOO! Search Marketing, Overture Search Services (Ireland) Limited, MDNH, Inc., and MDNH International Ltd. (the “Yahoo Master Agreement”); and

(2) Form 8-K filed on October 15, 2007 with respect to the Master Services and License Agreement dated as of October 1, 2007, by and between MDNH, Inc. and YellowPages.com LLC. (the “YellowPages Agreement”).

Marchex requested confidential treatment with respect to certain portions of the Yahoo Master Agreement which was filed as an exhibit to Marchex’s Form 10-Q for the quarter ended September 30, 2007. Additionally, Marchex requested confidential treatment with respect to certain portions of the YellowPages Agreement which was filed as an exhibit to Marchex’s Form 10-K. On May 12, 2008, the Commission granted confidential treatment with respect to the requested portions of the Yahoo Master Agreement and the YellowPages Agreement. In light of the foregoing, Marchex respectfully submits that it provided materially complete descriptions of the agreements which were sufficient to enable investors to understand and evaluate the impact of both agreements on its business.

12. We note that for some of the exhibits that have been previously filed with the Commission, the dates given for the filings of those exhibits in the exhibit index are incorrect. For example, the exhibit index indicates that Exhibit 2.5, the Asset Purchase Agreement for the Pike Street Industries acquisition, was filed with a Form 8-K on May 2, 2006; however, the Form 8-K was in fact filed on May 2, 2005. Similarly, the index indicates that Exhibit 2.6, the Asset Purchase Agreement for IndustryBrains acquisition, was filed with a Form 8-K on August 2, 2006; however, the Form 8-K was in fact filed on August 2, 2005. Please advise.

In response to the Staff’s comment, Marchex provided a restated and updated exhibit list in its most recent Form 10-Q.

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September 5, 2008

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Salary, page 17

13. We note your disclosure on page 17 that your compensation committee conferred with your CEO when setting the base salaries of your other named executive officers. Consider expanding your disclosure in the future to provide a more robust discussion on the role of your CEO in the compensation process. Please address how your CEO provides input or makes recommendation to the compensation committee regarding the compensation of the other executive officers. For example, disclose whether Mr. Horowitz has the ability to call or attend portions of compensation committee meetings and describe the input he has as compensation packages are being crafted and discussed by the compensation committee.

Pursuant to the provisions of the compensation committee charter, Mr. Horowitz is entitled to be present during deliberations regarding the compensation of non-CEO executive officers but may not be present during deliberations regarding CEO compensation. Mr. Horowitz is invited to and regularly attends compensation committee meetings. The compensation committee meets regularly in executive session without participation by the CEO or other management representatives. Meetings of the compensation committee may only be called by the compensation committee. Marchex undertakes to include this information in its future filings of periodic reports or definitive proxy statements, as the case may be.

Form 8-K filed May 6, 2008

Exhibit 99.1

14. We note your reconciliation of net cash provided by operating activities to adjusted EBITDA for the three months ended March 31, 2008. Please tell us your consideration for providing prominent presentation of the three major categories of the statement of cash flows each period for which your non-GAAP measure is presented. Please refer to Question 12 of the Division of Corporate Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Marchex acknowledges the Staff’s comment, and consistent with the FAQ Regarding the Use of Non-GAAP Financial Measures, has included the three major categories of the statement of cash flows in our second quarter 2008 earnings release on Form 8-K filed August 5, 2008, and undertakes to continue to do so in future filings.

* * * * *

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 5, 2008

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr. Esq. of DLA Piper US LLP, Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
Name: Michael A. Arends
Title: Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO
Francis J. Feeney, Jr., Esq.